Golden Heaven Group Holdings Ltd.

September 21, 2022

VIA EDGAR

Ms. Alyssa Wall

Mr. Donald Field

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Re:	Golden Heaven Group Holdings Ltd. Amendment No. 1 to Draft Registration Statement on Form F-1 Filed August 19, 2022 File No. 333-06236

Dear Ms. Wall and Mr. Field:

Golden Heaven Group Holdings Ltd. (the “Company,” “we,” “us,” or “our company”) hereby transmits its response to the letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated September 8, 2022 regarding its Amendment No. 1 to Draft Registration Statement on Form F-1 (“Amendment No. 1 to the Registration Statement”) filed on August 19, 2022. For ease of reference, we have repeated the Commission’s comments in this response letter and numbered them accordingly. Amendment No. 2 to the Registration Statement on Form F-1 (“Amendment No. 2 to the Registration Statement”) is filed to accompany this response letter.

Amendment No. 1 to Draft Registration Statement on Form F-1

Cover Page

1. We note that certain China-based issuer disclosure has been placed on page three of the prospectus cover page. Please revise the prospectus cover page so that all China-based issuer disclosure is prominently disclosed before the table on page two of the prospectus cover page and all underwriter related disclosure.

Response: In response to the Staff’s comment, we have revised our disclosure on the cover page of Amendment No.2 to the Registration Statement so that all China-based issuer disclosure is prominently disclosed before the table on page two of the prospectus cover page and all underwriter related disclosure.

2. We note your response to comment 4. Please expand your disclosure to provide cross-references to your discussion in the prospectus summary and summary of risk factors where you discuss the risk that, to the extent cash or assets in the business is in the PRC or a PRC entity, the funds or assets may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash or assets.

Response: In response to the Staff’s comment, we have expanded our disclosure on page 5 in the prospectus summary of Amendment No.2 to the Registration Statement to provide the cross-references as suggested.

3. We note your response to comment 5. Please expand your disclosure to provide a cross-reference to your discussion in the prospectus summary and summary of risk factors where you discuss the limitations on your ability to transfer cash between you and your subsidiaries or investors.

Response: In response to the Staff’s comment, we have expanded our disclosure on page 5 in the prospectus summary of Amendment No.2 to the Registration Statement to provide the cross-references as suggested.

Prospectus Summary

Cash Transfers and Dividend Distributions, page 8

4. We note your response to comment 9 and reissue in part. Please quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries and direction of transfer.

Response: In response to the Staff’s comment, we have amended our disclosure in the prospectus summary on page 8 of Amendment No.2 to the Registration Statement to clarify that as of the date of the prospectus, our Cayman Islands holding company has not declared or paid dividends, made distributions, or transferred assets to its subsidiaries or to investors in the past, nor have any dividends, distributions or asset transfers been made by any subsidiary to the Cayman Islands holding company.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Performance Indicators, page 54

5. We note your response to comment 15 and reissue the comment in part. Please present the metrics management uses as key performance indicators in this section or add a reference to where you present your key performance indicators and add information which may be necessary to provide adequate context for an investor to understand the metrics presented. Refer to SEC Release No. 33-10751 for guidance on disclosures to provide.

Response: In response to the Staff’s comment, we have amended our disclosure on page 54 of Amendment No.2 to the Registration Statement to add information which is necessary to provide adequate context for an investor to understand the metrics presented, including the reasons why the metric provides useful information to an investor and how management uses the metric in managing or monitoring the financial performance of the business.

Consolidated Statements of Operations and Comprehensive Income (Loss), page F-4

6. You corrected errors in your consolidated statements of operations and comprehensive income (loss) in response to comment 25 and other errors in your consolidated statements of cash flows. Please make arrangements with your auditor for them to revise their audit report to reference the error corrections and the specific footnote that discusses them. Refer to paragraphs .09 and .16 of PCAOB AS 2820. Also, revise your financial statements to label them as restated and provide the disclosures required by ASC 250-1050-7, including disclosing in sufficient detail the nature of each error and quantifying for each period presented the effects of the error corrections on your revenue, gross profit, selling expenses and cash flows related to operating activities, investing activities and financing activities.

Response: In response to the Staff’s comment, we have amended our disclosure on page F-2 of Amendment No.2 to the Registration Statement to include the explanation note in the audit report and the related footnote. In addition, we have revised our disclosure on page F-12 of Amendment No.2 to the Registration Statement to disclose the nature of each error and quantify for each period presented the effects of the error corrections on the revenue, gross profit, selling expenses and cash flows related to operating activities, investing activities and financing activities.

2. Summary of Significant Accounting Policies

Revenue Recognition, page F-9

7. We note your response to comment 24 and reissue the comment in part. Please clarify whether your customers can request a refund of value stored in prepaid cards.

Response: In response to the Staff’s comment, we have amended our disclosure on pages 66 and F-9 of Amendment No.2 to the Registration Statement to clarify that no refund is allowed for value stored in prepaid cards other than the refund of security deposits.

10. Related Party Transaction, page F-14

8. On page 109, you disclose a transaction with Nanping Jinsheng, which used to own the six operating companies. We also note corrections made to the statements of cash flows for loans from related parties. Please revise to explain the facts and circumstances regarding the initial amounts of the loan and circumstances that resulted in increases and decreases in the loan amounts, especially during the years ended September 30, 2021 and 2020.

Response: In response to the Staff’s comment, we have amended our disclosure on page 110 of Amendment No.2 to the Registration Statement to explain the facts and circumstances regarding the initial amounts of the loan and circumstances that resulted in increases and decreases in the loan amounts, especially during the years ended September 30, 2021 and 2020.

13. Segment Reporting, page F-16

9. We note your response to comment 28 and reissue the comment in part. There are no costs or assets allocated to two of your three segments. Please tell us whether you have only one segment with three product or service lines. If so, please revise your disclosures accordingly. Refer to ASC 280-10-50-40.

Response: In response to the Staff’s comment, we have amended our disclosure on page F-17 of Amendment No.2 to the Registration Statement to clarify that we only have one reportable segment consisting of three main services.

General

10. When discussing the Holding Foreign Companies Accountable Act, please update your factual disclosure throughout your filing to discuss the fact that on August 26, 2022, the Public Company Accounting Oversight Board (PCAOB) signed a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the People's Republic of China, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong.

Response: In response to the Staff’s comment, we have amended our disclosure throughout Amendment No.2 to the Registration Statement to disclose the details concerning the Statement of Protocol and its significance with respect to the PCAOB’s ability to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Ying Li at yli@htflawyers.com or by telephone at 212-530-2206.

Very truly yours,

/s/ Qiong Jin
Chief Executive Officer, and Chairman of the Board of Directors

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC

3